SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2003.

List of Exhibits:

1.	Press release regarding a contract with Harro Hoefliger GmbH.

BioProgress PLC

31 October 2003

BioProgress plc

BioProgress announces the signing of a contract with Harro Hoefliger

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed a formal contract with Harro Hoefliger GmbH. This follows the execution of a letter of intent announced in September 2003. The agreement signed today appoints Harro Hoefliger as the exclusive builder, supplier and service and warranty provider for all BioProgress TABWRAP(R), SWALLOW, SEPTUM(R) and NROBE(R) machines. The agreement provides for BioProgress to receive revenues from machine sales and a royalty on all revenues generated by Harro Hoefliger from machine service activities.

Alan Holmes of Harro Hoefliger, said: ‘Since we signed the letter of intent the production teams at Harro Hoefliger and BioProgress have been working closely together to agree detailed project plans, machine specifications, costs and delivery timeframes. Harro Hoefliger is delighted to be entering into a long term commercial partnership with BioProgress to develop this exciting technology.’

Graham Hind, Chief Executive Officer of BioProgress, said: ‘The agreement with Harro Hoefliger has been extremely well received by our customers and strategic partners. It is an important milestone for BioProgress to secure a partnership with a world class, well respected, global machine supplier to the pharmaceutical industry. Not only does this give confidence to our existing customers it significantly enhances our capability to win new customers and exploit opportunities in additional areas of the world where this agreement with Harro Hoefliger now enables us to operate.’

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive                                                      Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:

Bankside

Henry Harrison-Topham / Heather Salmond                     Tel: +44 (0) 20 7444 4140

henry.ht@bankside.com

www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards

Dated: October 31, 2003	Elizabeth Edwards
Chief Financial Officer